DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/6/06

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

368,400

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

368,400
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

368,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.82%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

This statement constitutes amendment No.2 to the Schedule 13D filed on June 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
On November 6th, the reporting persons sent the attached letter to RHR (Exhibit 1). The letter gives RHR notice of the reporting person's intent to nominate trustees and terminate the investment advisory agreement between RMR
Advisors, Inc. and RHR at the 2007 annual shareholder meeting.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the shareholder report filed on 8/21/2006 there were 2,485,000 shares of RHR outstanding as of 6/30/06. The percentage set forth in item 5 was derived using such number.

BIGP beneficially own an aggregate of 368,400 shares of RHR or 14.82% of the outstanding shares (including 100 shares held in record name).

Power to dispose and vote securities lie solely with BIGP.

	c)   	During the past 60 days the following shares of RHR were
     	purchased (there were no sales):


	Date		Shares		Price
	9/15/2006	200		21.17
	11/1/2006	1,300		22.3
	11/7/2006	3,000		22.26



	d)	Beneficial owners are entitled to receive any dividends
 	or sales proceeds.

	e)   NA

Item 7 is amended as follows:
Item 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Notification of Intent to Nominate Trustees and
Terminate Investment Advisory Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/9/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1.

Bulldog Investors General Partnership
60 Heritage Drive
Pleasantville, NY 10570
(914) 747-5262
Fax: (914) 747-2150
oplp@optonline.net

November 6, 2006

Jennifer B. Clark
Secretary
RMR Hospitality & Real Estate Fund
400 Centre Street
Newton, MA 02458

Dear Ms. Clark:

As you know, Bulldog Investors General Partnership ("BIGP") is the largest shareholder of RMR Hospitality & Real Estate Fund ("RHR"). Please be advised that we intend to (1) nominate two persons for election as trustees of RHR at the 2007 annual shareholder meeting and (2) present a proposal to terminate the advisory agreement between RMR Advisers, Inc. and RHR. The purpose of this proposal is to get rid of a manager who has refused to discuss measures to address RHR's persistent double-digit discount.

BIGP owns of record 100 common shares RHR and beneficially owns 339,300 common shares which are held in street name and that
have been acquired since April 2006.   Please see our schedule
13D filings for further details regarding our investment in RHR and advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency. In addition, please send us a copy of RHR's declaration of trust and bylaws.

The Nominees are:

Phillip Goldstein (born 1945); 60 Heritage Drive,
Pleasantville, NY 10570 - Mr. Goldstein is an investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus
Fund L.P., and Full Value Partners L.P. He has been a director of the Mexico Income and Equity Fund since 2000, Brantley Capital Corporation since 2001, the Emerging
Markets Telecommunications Fund since 2005 and the First
Israel Fund since 2005.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite
C04, Saddle Brook, NJ 07663 - Mr. Dakos is a self-employed investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity
Income Plus Fund L.P., and Full Value Partners L.P. and
President of Elmhurst Capital, Inc. an investment advisory firm. He has been a director of the Mexico Income and Equity Fund since 2001.

My wife and I jointly beneficially own 6,000 common shares of RHR which we acquired for investment purposes in May 2006. Mr. Dakos and I are principals of Kimball & Winthrop, Inc., the Managing General Partner of BIGP. Each of our nominees has consented to be named in the proxy statement as a nominee and to serve as a trustee if elected. There are no arrangements or understandings between BIGP and any of the above nominees or any other person(s) in connection with the nominations.

Other than as set forth in our 13D filings with the SEC, which are herein incorporated by reference, none of the above nominees are interested persons of the Fund

We are sorry that we could not persuade management to discuss
RHR's discount. The next step is to let the shareholders decide the direction of the RHR.

Very truly yours,


Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner